

"Every day more than 5,000 women become infected with HIV."

No More Excuses

The Female Health Company
2005 Annual Report



"The greatest single international failure in the response to HIV/AIDS is the failure to intervene, dramatically, on behalf of women." *Stephen Lewis, UN Special Envoy for HIV/AIDS in Africa, Third International AIDS Society Conference, 2005*

Dear Shareholders:

FHC has had a milestone year. We're making significant advances toward our humanitarian mission and toward growing the value of the company. With profound gratitude, we thank all who've helped us achieve our best results ever, with a 14 percent sales increase in units and a 26 percent increase in revenue. We've also conquered major hurdles — unit cost and acceptability.

Since its introduction in 1992, FC has always been a bright ray of hope to women. Despite the advance of the AIDS pandemic — as well as increasing demand by women for protection from it — public funders have argued that the FC female condom costs too much for governments to subsidize.

The other real-world excuse for limiting availability and public and financial support has been that FC allegedly poses a challenge to deeply entrenched social traditions and gender norms. We have direct evidence from acceptability studies that these cultural assumptions are erroneous. Women — who currently make up 60 percent of HIV-positive persons in sub-Saharan Africa — want access to a prevention method that they can initiate. Demand is there: Women are requesting FC. Until now, cost and cultural resistance have been real-world facts, but the other real-world fact (that haunts us still) is that the number of women dying of HIV/AIDS isn't going down; and prevention funding isn't keeping up.

It's really black and white — life or death.

FHC has always seen it that way, and with the close of 2005, we're proud to say that we've solved the problem of cost, and we're blasting the myth of unacceptability. We've left no room for excuses. It's up to *all of us* to get the FC female condom to women who need and want it. Now. No Excuses.

Making that charge FHC's driving force led to the creation of an exponentially more cost-effective product. After three years of development and an unbelievable amount of work from many, this September, FHC announced the availability of FC2 — FHC's second-generation FC female condom — to international markets. You'll find details on FC2 in this report and see how we're integrating FC2 with existing FC programming and communications.

Working with a Malaysian partner, Vice President and General Manager of FHC-UK Mike Pope and his team have brought the new FC2 technology to Selanger, Malaysia, located outside of Kuala Lumpur. Together, we've built a Malaysian facility designed for the purpose of manufacturing FC2. With the availability of FC2, we've issued a formal "Call to Action" to rally governments and global donor groups to heed the imperative — to give women access to FC2. We launched this campaign on World AIDS Day, and it continues to gain momentum.

None of this progress happened by accident. All FHC accomplishments demonstrate follow-through on strategies implemented approximately three years ago:

- Build grassroots demand for FC by working with international nongovernmental agencies (NGOs) and the global public sector (GPS), such as the United Nations Population Fund (UNFPA); and, at the country level, Ministries of Health (MOH) and Social Marketing NGOs.
- Develop a new manufacturing process resulting in a much less expensive FC, with the anticipation that international donors will respond by increasing accessibility.

Intent on increasing access to FC, FHC Global Business Development Vice President Karen King and her team have broadened relationships with major GPS agencies and donors.

During 2005, we expanded our partnership with UNFPA and together made substantial progress in reaching out to women in the developing world. We're building education systems to integrate FC into overall prevention programming. We're also organizing a coalition with international donors to facilitate FC2 access for millions more.

Over the past year, FHC Africa Regional Program Manager Katy Pepper, working with governments and donors, launched new FC programs in Nigeria, Ethiopia, Angola and Mozambique, and broadened programs in Zimbabwe, Kenya and South Africa. FHC Asia Regional Program Manager Patty Weisenfeld made significant progress in bringing new programs to India, Thailand and Cambodia, and broadened efforts in Papua New Guinea and Myanmar. We've increased FC awareness and demand, and broadened recognition and acknowledgement that FC plays a critical role in fighting HIV/AIDS.

As you know, in Africa and Asia — where the highest rates of new HIV infection are among married women in their 20s and 30s — we must get FC to every woman who needs it. We must empower each and every one of them by putting safe, effective, and affordable prevention into her hands — **on the street, in the village, where she lives.** These young women need the protection that FC provides ... and they need it now. We've already launched plans (see p. 5) to *demand* that women get their fair share of global health community funding and support. Whole generations are disappearing. They can't wait any longer. We must respond. There are no more excuses.

In this report, you'll see photos that speak volumes. As we look toward 2006, our goals are as clear as black and white. We renew our determination and commitment to the women of Africa and Asia — and around the globe. We also renew our commitment to you, our shareholders, to move ahead with not a moment — or a life — to spare.

O.B. Parrish
Chairman and Chief Executive Officer

Mary Ann Leeper, Ph.D.
President and Chief Operating Officer

"The Female Health Company is committed to empowering women in the developing world by ensuring that they have access to the FC female condom, one of the most cost-effective ways to dramatically lower HIV infection rates for women." *O.B. Parrish, Chief Executive Officer, Female Health Company*

The Facts

- HIV/AIDS was first reported in the early 1980s.
- UNAIDS reports that globally 17.5 million women were living with HIV in 2004; that's 1 million more than in 2003.
- Women continue to be disproportionately affected by HIV. In sub-Saharan Africa, 60 percent of HIV-positive people are women; 75 percent of them are married and monogamous.
- Sadly, 76 percent of new HIV infections in Africa are in young women and girls. Women are three times more likely to be infected with HIV than men.
- In Latin America, women represent nearly one-third (32 percent) of people living with HIV.
- The impact of this disturbing trend is far reaching, as women are society's mothers, teachers and caregivers. The increase in HIV prevalence among women weakens families and educational and health systems, and dangerously erodes society.
- In 2004, 6 billion to 9 billion male condoms were distributed, a number equaling approximately three male condoms for every man on Earth. During the same period, only one female condom was available for every 250 women, a shocking statistic that underlines a gross disparity.
- The U.N. Commission on Human Rights has stated that women and girls continue to bear the brunt of the global AIDS epidemic worldwide.

** Questions regarding sources for all statistics and other information contained in this annual report may be sent to our website at www.femalehealth.com.*

FHC Response 2005: FC2 – No Excuses

- Multiple independent studies show that FC effectively prevents HIV in men and women.
- When FC is available, studies show that the number of protected sex acts increases between 10 percent and 30 percent.
- FC empowers women and remains the only approved female-initiated method of HIV prevention.
- In countries where FC is available and supported by prevention education, it is in high demand by women who want to protect themselves.
- FC is estimated to be 93 percent effective at preventing HIV infection when used correctly and consistently.
- Advances in manufacturing have dramatically lowered the cost of FC, addressing earlier concerns about affordability and subsequent limited accessibility.
- On September 28, 2005, FHC announced that its second-generation female condom, FC2, is available for international markets, and that, in large volumes, it can be produced at a significantly lower cost due to improvements in materials and manufacturing.
- Our research shows that FC2 performs statistically the same as FC1 in terms of safety and efficacy.
- At a 200 million unit level (globally), cost may be reduced by as much as 70 percent, to just 22¢ per FC2 unit. At this global unit level, $1 million would buy approximately 4,550,000 FC2 units versus 1,675,000 FC1 units; *i.e.*, FC2 availability increases potential protection threefold.
- FHC also announced a program that permits aggregation of all public-sector purchases, maximizing price reduction.
- Cost-effectiveness studies show that FC2 has the potential to save millions of dollars in public health expenditure, but this potential can be realized only if FC2 is made readily accessible.
- Infidelity, sexual violence and economic dependency on men put women at an increased risk of HIV infection. FC puts safe, effective, and affordable prevention in the hands of each woman — **on the street, in the village, where she lives.**



A
fc2
FEMALE
CONDOM


IAKHONDOMU ABESIFAZANE
THOLAKALA KULESISIKHUNGO
ELA UKUKHULELWA OKUNGAHLELIWE
NEZIFO ZOCANSI NE NGCULAZI.
FREE
FEMALE CONDOMS
AVAILABLE HERE
Provincial HIV/AIDS Action Unit
PREVENTS PREGNANCY , SEXUALLY
TRANSMITTED INFECTIONS AND HIV.

Malaysian Facility

FHC's new FC2 manufacturing facility is located outside Kuala Lumpur, Malaysia. Working with our partner, FHC produces FC2 sheaths by using a nitrile polymer. The molded sheath is heated, washed, dried and tested for quality and specification.

Each sheath is also tested electronically for holes, and, if perfect, is lubricated. Next, an inner ring is added, and the finished product is packaged. Each production lot is tested to assure FC2 meets all quality specifications.







See page 29 for photo captions and additional photographs.

"With profound gratitude, we thank all of those who have helped us achieve our best results yet."

Mary Ann Leeper, Ph.D., President and Chief Operating Officer, Female Health Company

Our Partners

- Women around the world who need FC
- Shareholders
- Stakeholders
- FHC team members around the globe
- Our distribution partners, such as Terpan in France, Hindustan Latex Ltd. in India and PharmaScience in Canada
- Government Ministries of Health that provide access to FC as part of overall prevention outreach to women in their respective countries
- International donor organizations that have supported FC training and education, as well as financed FC supplies and distribution — UNFPA, USAID, the World Bank, and the Department for International Development (DFID)

Financial Highlights 2005

	2005	2004	2003
Net Revenues	**$ 11,162**	$ 8,982	$ 9,046
Net Loss	**(1,356)**	(2,019)	(2,370)
Net Loss per Common Share Outstanding	**(0.07)**	(0.11)	(0.13)
Selling, General and Administrative Expenses	**5,706**	4,463	4,825
Weighted Average Common Shares Outstanding	**23,095**	19,926	19,020
Preferred Shares Outstanding	**529**	529	56

Years Ended September 30

In thousands, except per-share data



12,000
10,000
8,000
6,000
4,000
2,000
$ 0
$ 5,767
$ 6,716
$ 8,417
$ 9,046
$ 8,982
$ 11,162
2000
2001
2002
2003
2004
2005

Net Revenue
In thousands



16,000
12,000
8,000
4,000
0
8,238
9,809
12,661
13,358
12,182
13,895
2000
2001
2002
2003
2004
2005

Unit Sales
In thousands



60%
50%
40%
30%
20%
10%
0%
47%
40%
60%
53%
50%
51%
2000
2001
2002
2003
2004
2005

Selling, General and Administrative Expenses as a Percent of Sales

The selected financial data from continuing operations for the three years ending September 30, 2005, are derived from the audited Consolidated Financial Statements. The information here should be read in conjunction with "Management's Discussion and Analysis," the Consolidated Financial Statements, and related notes, all of which are included in the financial report to follow.

"As a mother and a wife, I support efforts to promote abstinence before marriage and faithfulness in marriage. But as someone who knows the social and economic realities of everyday life in the developing world, I recognize that access to the full range of HIV prevention tools is essential if we are to protect women, children and men from AIDS. It is time to demand equal protection." *Musimbi Kanyoro, General Secretary, World YWCA, World AIDS Day, December 1, 2005*

Increasing Global Recognition

On October 6, 2005, The Female Health Company announced that FHC President and Chief Operating Officer Mary Ann Leeper, Ph.D., *(below, right)* was honored with the "Pioneer Award" at the 2005 Global Consultation on the FC Female Condom in Baltimore, Md. Dr. Leeper was recognized for her pioneering efforts and "clear vision of what is possible" in the work of women's health, particularly as it relates to female protection and reproductive health.



With Mary Ann is Zena Stein, M.D., Professor Emeritus at Columbia University's Mailman School of Public Health and Co-Director of the HIV Center for Clinical and Behavioral Studies, at the New York State Psychiatric Institute. Dr. Stein was also recognized for her pioneering efforts in the advancement of women's health.

This award represents FHC's increasing global presence as a leader in the fight against HIV/AIDS.







Call to Action

The World Health Organization (WHO) estimates that HIV/AIDS infection is growing exponentially. Approximately 5,000 women are newly infected each day — *each day*. Each and every day mothers, daughters and sisters are dying.

Beyond the tragic cost in human life, the HIV/AIDS-related healthcare costs are crushing, as documented dramatically by a recent Johns Hopkins University School of Public Health study. Led by Department of Health, Behavior and Society Chair David Holtgrave, Ph.D., and his colleagues, the study showed that in a country such as Brazil — at high levels of FC use — as many as 32,000 HIV infections can be averted, thereby **saving as much as $66.9 million in HIV-related healthcare costs in just one year**. Results of this study were submitted for publication.

- Women deserve their fair share of prevention resources. FHC is calling on governments and international donor agencies, such as UNAIDS, UNFPA, USAID and DFID, to work with FHC on increasing distribution of FC from the current annual level of 14 million to at least 200 million in the next few years.
- Shockingly, this targeted 200 million-level of distribution still represents a mere 3 percent of the estimated 6 **billion** to 9 billion male condoms made available throughout the world every year by the GPS. With the advent of FC2 and the potential to reduce cost significantly through increased volume, **there are no excuses** left to explain why women are not receiving their fair share of public prevention dollars and **their own product**.
- As we've highlighted, the introduction of FC2 will drive costs down exponentially. Our plans for the coming year include aggressively urging the global health community to integrate FC2 distribution into all national health programs so that FC can take its rightful place as an essential HIV-preventive tool for women, and, more importantly, so that its cost can be reduced further to the point where FC becomes **affordable for direct purchase** by poor women in the developing world.
- This past November, World YWCA General Secretary Musimbi Kanyoro made a "Call for Action" to the global public health community to make FC female condoms more available to women and girls. Her plea was echoed by other major NGOs as part of an awareness outreach effort for World AIDS Day, December 1, 2005.

Overview

Over the past few years, the Company completed significant aspects of the development and commercialization of the Female Condom. These initiatives have resulted in the attainment of proprietary manufacturing technology and product design patents, necessary regulatory approvals, and the development of significant manufacturing capacity. These steps, taken as part of the Company's plan to develop and sell a product with global commercial and humanitarian value, have required the expenditure of significant amounts of capital and resulted in significant operating losses including the period 1996 through the present.

The Company has begun the process of developing the commercial market for the Female Condom around the world. As part of this plan, the Company has completed a number of distribution agreements and is pursuing other arrangements for the marketing and sale of the Female Condom. Management believes that as the number of markets in which the Female Condom is sold increases, sales will grow and at certain levels the Company will become profitable. However, there can be no assurance that such level of sales will be achieved in the near term or at all.

Results of Operations

Fiscal Year Ended September 30, 2005 ("2005") Compared to Fiscal Year Ended September 30, 2004 ("2004")

The Company had net revenues of $11,161,555 and a net loss attributable to common stockholders of $(1,516,863) or $(0.07) per share in 2005 compared to net revenues of $8,982,074 and a net loss attributable to common stockholders of $(2,125,889) or $(0.11) per share in 2004.

Gross profit increased $1,169,107, or 32%, to $4,791,400 for 2005 from $3,622,293 for 2004. The increase was a result of expanding net revenues more than offsetting the higher fixed and variable costs incurred to manufacture the product in 2005.

Net revenues increased $2,179,481, or 24%, in 2005 over the prior year. The higher net revenues resulted from increased unit sales shipped to global public sector customers. The increased global public sector shipments in the countries of South Africa and Botswana were partially offset by smaller reductions in shipments in Zimbabwe, Congo and Kenya.

On May 20, 2004 the Brazilian Ministry of Health publicly reported a fraud in the purchasing of certain products by the ministry and several individuals involved were arrested. Purchases of products were suspended while the investigation was ongoing. The fraud does not involve the Female Health Company or the Female Condom. However, the Company's anticipated 4 million unit order was delayed due to the suspension and investigation. During 2004 and 2005 no public sector shipments to Brazil were made. The investigation has been completed and the Brazilian Ministry of Health has resumed orders of the Female Condom beginning with a 4 million unit order on October 5, 2005, to be shipped in fiscal year 2006, of which the first 2 million units were shipped in December 2005. Additionally, the Company shipped 110,000 commercial units to a distributor in Brazil in 2005, compared to 65,000 units in 2004.

Cost of products sold increased $1,010,374, or 19%, to $6,370,155 for 2005 from $5,359,781 for 2004. The increase in cost of products sold is a result of higher labor, direct material, and indirect production costs due to higher production levels during 2005 than 2004.

Advertising and promotional expenditures increased $75,502 to $123,103 for 2005 from $47,601 for 2004. The increase resulted from the Company hiring a public relations firm in 2005 to prepare for a worldwide FC2 product launch.

Selling, general and administrative expenses increased $1,242,757, or 28%, from $4,463,018 in 2004 to $5,705,775 in 2005. The increase in 2005 was a result of a rise in stock compensation, consulting fees, executive staff compensation and increases in U.K. operating expenses. The higher stock compensation costs during 2005 were a result of the Company recording $342,000 in non-recurring charges related to shares of common stock and stock purchase warrants issued as an incentive for exercising existing stock warrants during the first two quarters of fiscal 2005, as well as increased compensation for investor relation services. The higher consulting fees incurred represented services related to the documentation, design and testing stages required to design an internal control environment to comply with Section 404 of the Sarbanes-Oxley Act. During 2005 the Company incurred $435,381 in expenses related to the Sarbanes-Oxley implementation. The additional executive costs relate to the hiring of a Global Development Vice President during the fourth quarter of the prior fiscal year. The position was vacant for the first three quarters of that fiscal year. The overall higher U.K. operating costs were a result of the increases in insurance costs, engaging an IT consultant, property taxes and the Company's bad debt provision in 2005 compared to 2004.

Research and development costs increased $94,575 to $273,776 in 2005 from $179,201 in 2004. The Company filed a patent on a second generation product (FC2) in the latter part of the 2003 fiscal year. The Company initiated a development program related to FC2 in 2004. The increase in costs during 2005 is a result of expenses related to the safety and acceptability studies for the FC2 program and setting up a facility in Malaysia to warehouse and manufacture the product.

The Company's operating loss increased $243,727 to $(1,311,254) in 2005 from $(1,067,527) in 2004 due to the improved gross profit being more than offset by an increase in operating expenses. Total operating expenses increased $1,412,834 from $4,689,820 in 2004 to $6,102,654 in 2005 as a result of increases in advertising and promotional, selling, general and administrative, research and development, and stock compensation expenses.

Net interest and non-operating expenses decreased $906,959, or 95%, to $44,402 for 2005 compared to $951,361 for 2004. The reduction in the current fiscal year is primarily due to the Company eliminating its debt outstanding during the first quarter of fiscal 2005. The result is a substantially lower amount of both interest paid and non-cash expenses incurred from the amortization of discounts on the credit facility during 2005 than in 2004.

Preferred dividends increased $54,206 to $161,207 for 2005 compared to $107,001 for 2004. The increase occurred as a result of the Company's issuance of 473,377 shares of Series 3 Preferred Stock to 11 investors during February 2004, which thereby impacted 12 months of 2005 but only 8 months of 2004.

The Company was able to cover fixed manufacturing overhead costs and exceeded the break-even at the gross profit level. However, the Company must achieve cumulative annual unit sales of approximately 19.5 million Female Condoms based upon the current average selling price per unit in order to cover operating and non-operating expenses, or approximately 32% of manufacturing capacity.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase demand for the Female Condom and to cost-effectively manufacture sufficient quantities of the Female Condom. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the Female Condom, its sole current product. While management believes the global potential for the Female Condom is significant, the ultimate level of consumer demand around the world is not yet known. To date, sales of the Female Condom have not been sufficient to cover the Company's operating costs.

Distribution Network

The Company's strategy is to act as a manufacturer and to develop a global distribution network for the product by seeking the global public sector and by completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. To date, this strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa and Latin America. Several partnership agreements have been completed for the commercialization of the Female Condom in private sector markets around the world. However, the Company is dependent on country governments and global donors, as well as city and state public health departments within the United States, to continue their commitment to prevention of STDs, including AIDS, by including Female Condoms in their programs. The Company is also dependent on finding appropriate partners for the private sector markets around the world. Once an agreement is completed, the Company is reliant on the effectiveness of its partners to market and distribute the product. Failure by the Company's partners to successfully market and distribute the Female Condom or failure of country governments to implement prevention programs which include distribution of barrier methods against the AIDS crisis, or an inability of the Company to secure additional agreements for the AIDS crisis, or an inability of the Company to secure additional agreements for new markets either in the public or private sectors could adversely affect the Company's financial condition and results of operations.

Inventory and Supply

All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactures the Female Condom in a leased facility located in London, England, and FC2 in a leased facility located in Malaysia. Further, a material portion of the Company's future sales are likely to be in foreign markets. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of foreign currencies relative to the United States dollar. For 2005, 76% of the Company's net revenues, 88% of the Company's cost of products sold and 43% of the Company's operating expenses were affected by changes in the exchange rate of foreign currencies relative to the United States dollar. Approximately 19% of net revenues in 2005 were to the Company's customers in South Africa. On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. In addition, some of the Company's future international sales may be in developing nations where dramatic political or economic changes are possible. Such factors may adversely affect the Company's results of operations and financial condition. For 2005, the Company estimates that the net adverse impact of the exchange rate fluctuations was not significant.

Government Regulation

The Female Condom is subject to regulation by the FDA pursuant to the federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

Liquidity and Sources of Capital

Historically, the Company has incurred cash operating losses relating to expenses to develop, manufacture, and promote the Female Condom. Cash used in continuing operations was $0.2 million for 2005 and for 2004.

The Company has funded operating losses and capital requirements, in large part, through the sale of preferred stock, common stock or debt securities convertible into common stock.

While the Company believes that net revenues from sales of the Female Condom will exceed operating costs, and operations will generate sufficient funds to meet capital requirements, the Company can make no assurance that it will maintain such a level of operations in the near term or at all. If the Company does need to raise additional capital, the Company can make no assurance that the Company will be able to source required capital through the sale of debt or equity or, if raised, the amount will be sufficient to operate. In addition, any funds raised may be costly to the Company and/or dilutive to its shareholders.

In an effort to generate funds for operating needs and to retire existing debt, during September and November 2004 the Company conducted a program to induce several holders of the Company's common stock warrants to exercise such warrants and receive an incentive of (1) shares of the Company's common stock equal to 10% of the aggregate number of common stock purchase warrants exercised or (2) new common stock purchase warrants equal to 20% of the aggregate number of outstanding warrants exercised containing an exercise price per share equal to the closing price of the Company's common stock as reported on the OTC Bulletin Board on the date the holder committed to exercise the outstanding warrants. Under this incentive program, one investor exercised 500,000 warrants as of September 30, 2004 and received 550,000 shares of common stock, which include 50,000 incentive shares. Between October and January 2005, four investors opted to exercise 1,000,000 warrants and receive 1,100,000 shares of common stock, which include 100,000 incentive shares, and two investors opted to exercise 1,200,000 warrants and receive 1,200,000 shares of common stock and 240,000 incentive common stock warrants. Among the seven accredited investors participating in this program were three of the Company's board of directors (Steve Dearholt, Richard Wenninger and O.B. Parrish) and the bank which held the Company's outstanding promissory note (Heartland Bank). As a result of the exercise of the common stock warrants, the Company received $2.5 million in aggregate proceeds. With the proceeds the Company paid off the remaining outstanding balance of its long term debt.

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000 and expire July 1, 2006. These notes were extended on July 20, 2005, at the same terms held when the notes initially became effective on May 19, 2004. These notes bear interest payable at a rate of prime plus 2% (prime rate was 6.75% at September 30, 2005). No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts are outstanding under the revolving notes at September 30, 2005.

Additionally, the Company entered into the following formal agreements during the past several fiscal years, which it expects to contribute to continued improved sales volumes and operations.

On September 30, 2003, the Company entered into an agreement with the U.S. Agency for International Development (USAID). Under this agreement, the Company may supply up to 25 million units of FC to USAID through December 31, 2006, principally for use in family planning programs supported by USAID in developing countries. USAID has ordered 3 million units of FC for delivery between September 30, 2003, and December 31, 2004, and has the option to order up to an additional 6 million units during that period. USAID also has the option to order up to 8 million units of FC for the 2005 and 2006 calendar years. USAID has the right to terminate the agreement at any time for its sole convenience, and no assurance can be given as to the amount of FC that USAID will purchase during the term of the agreement. As of December 19, 2005, USAID has purchased 3.5 million units.

On March 25, 2004, the Company announced the appointment of Global Protection Corporation ("Global") as the exclusive distributor for public sector sales within a nine-state region in the eastern United States. Global is required to purchase 2.6 million units within a three-year period to retain exclusive distribution rights. As of December 19, 2005, Global has purchased 678,000 units.

On December 18, 2001, the Company announced the three-year appointment of Total Access Group ("TAG") as the exclusive distributor for public sales within a 15-state region in the western United States. TAG was required to meet minimum unit purchase requirements within the three-year period to retain exclusive distribution rights and achieved the required levels. As a result, effective January 1, 2005, TAG was rewarded a two-year extension as the exclusive distributor for public sales within a 20-state region located between the midwestern and western portions of the United States. TAG is now required to purchase 1.4 million units within the two-year period to retain exclusive distribution rights. As of December 19, 2005, TAG has purchased 640,000 units under the extension.

As of December 19, 2005, the Company had approximately $1.6 million in cash, net trade accounts receivable of $1.4 million and current trade accounts payable of $0.9 million. Presently, the Company has no required debt service obligations. All principal payments were completed as of November 23, 2004.

If the Company is unable to raise adequate financing when needed, the Company may be required to sharply curtail the Company's efforts to promote the Female Condom, to attempt to sell certain of its assets and rights or to curtail certain of its operations, and may ultimately be forced to cease operations. Currently, the Company is focused on growing its business and, therefore, the Company has made no plans to sell any assets nor has it identified any assets to be sold or potential buyers.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. Historically, the Company has absorbed increased costs and expenses without increasing selling prices.

New Accounting Pronouncements

Please see "New Accounting Pronouncements" in *Note 1* of the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated balance sheet of The Female Health Company and Subsidiaries, as of September 30, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2005, and the results of their operations and their cash flows for the years ended September 30, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Schaumburg, Illinois
November 21, 2005

Consolidated Balance Sheet

Year Ended September 30	*2005*
ASSETS	
CURRENT ASSETS	
Cash	$ 1,775,066
Accounts receivable, net of allowance for doubtful accounts of $58,000	2,040,476
Inventories	883,709
Prepaid expenses and other current assets	344,383
Total Current Assets	**5,043,634**
OTHER ASSETS	
Certificate of deposit	47,934
Patents, net of accumulated amortization of $1,079,405	43,809
Other	185,625
Total Other Assets	**277,368**
EQUIPMENT AND FURNITURE AND FIXTURES	
Equipment not yet in service	207,819
Equipment, furniture and fixtures	4,556,277
Less accumulated depreciation	4,405,947
Net Property, Plant and Equipment	**358,149**
TOTAL ASSETS	**$ 5,679,151**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 559,414
Accrued expenses and other current liabilities	664,709
Preferred dividends payable	11,201
Total Current Liabilities	**1,235,324**
LONG-TERM LIABILITIES	
Deferred gain on sale of facility	1,134,003
Total Long-Term Liabilities	**1,134,003**
STOCKHOLDERS' EQUITY	
Convertible preferred stock, Class A Series 1, par value $0.01 per share. Authorized 4,300,000 shares; issued and outstanding 56,000 shares	560
Convertible preferred stock, Class A Series 3, par value $0.01 per share. Authorized 700,000 shares; issued and outstanding 473,377 shares	4,734
Convertible preferred stock, Class B, par value $0.50 per share. Authorized 15,000 shares; no shares issued and outstanding	–
Common stock, par value $0.01 per share. Authorized 38,500,000 shares; issued and outstanding 23,497,334 shares	234,973
Additional paid-in capital	62,836,236
Unearned consulting fees	(105,449)
Accumulated other comprehensive income	315,075
Accumulated deficit	(59,944,229)
	3,341,900
Treasury stock, at cost, 20,000 shares of common stock	(32,076)
Total Stockholders' Equity	**3,309,824**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 5,679,151**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Years Ended September 30	*2005*	*2004*
NET REVENUES	$ 11,161,555	$ 8,982,074
COST OF PRODUCTS SOLD	6,370,155	5,359,781
GROSS PROFIT	4,791,400	3,622,293
OPERATING EXPENSES:		
Advertising and promotion	123,103	47,601
Selling, general and administrative	5,705,775	4,463,018
Research and development costs	273,776	179,201
Total Operating Expenses	6,102,654	4,689,820
OPERATING LOSS	(1,311,254)	(1,067,527)
NONOPERATING INCOME (EXPENSE):		
Interest expense	(53,752)	(894,385)
Interest income	23,453	6,967
Foreign currency transaction loss	(14,103)	(63,943)
Total Nonoperating Income (Expense)	(44,402)	(951,361)
NET LOSS	(1,355,656)	(2,018,888)
Preferred dividends, Class A Series 1	11,201	11,456
Preferred dividends, Class A Series 3	150,006	95,545
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (1,516,863)	$ (2,125,889)
NET LOSS PER BASIC AND DILUTED COMMON SHARE OUTSTANDING	$ (0.07)	$ (0.11)
BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	23,094,868	19,925,716

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2005 and 2004

	Preferred Stock Class A Series 1	Preferred Stock Class A Series 3	Preferred Stock Class B	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2003 (balance forwarded)	**$ 560**	**$ —**	**$ —**	**$ 195,250**	**$ 56,421,553**	**$ (182,045)**	**$ —**	**$ 391,366**	**$ (56,301,476)**	**$ (32,076)**	**$ 493,132**
Issuance of 473,377 shares of Preferred Stock	—	4,734	—	—	1,495,868	—	—	—	—	—	1,500,602
Issuance of 41,000 shares of Common Stock for consulting services	—	—	—	410	72,160	(72,570)	—	—	—	—	—
Issuance of 53,250 shares of Common Stock upon exercise of stock options	—	—	—	532	74,018	—	—	—	—	—	74,550
Issuance of 5,388 shares of Common Stock upon cashless exercise of 6,667 stock options	—	—	—	54	(54)	—	—	—	—	—	—
Issuance of 75,000 restricted shares of Common Stock	—	—	—	750	175,500	—	(176,250)	—	—	—	—
Issuance of 2,250 unrestricted shares of Common Stock	—	—	—	23	6,750	—	—	—	—	—	6,773
Issuance of 95,008 shares of Common Stock upon cashless exercise of 138,750 stock warrants	—	—	—	950	(950)	—	—	—	—	—	—
Issuance of warrants with note payable, bank	—	—	—	—	51,961	—	—	—	—	—	51,961
Issuance of 823,000 shares of Common Stock upon exercise of stock warrants	—	—	—	8,230	984,371	—	—	—	—	—	992,601
Issuance of 45,303 shares of Common Stock as payment of Preferred Stock dividends	—	—	—	453	95,033	—	—	—	—	—	95,486
Issuance of 50,000 shares of Common Stock as incentive for exercise of stock warrants	—	—	—	500	74,500	—	—	—	—	—	75,000
Preferred Stock dividends	—	—	—	—	—	—	—	—	(107,001)	—	(107,001)
Amortization of deferred compensation	—	—	—	—	—	—	176,250	—	—	—	176,250
Amortization of unearned consulting fees	—	—	—	—	—	185,068	—	—	—	—	185,068
Comprehensive income (loss):											
Net (loss)	—	—	—	—	—	—	—	—	(2,018,888)	—	(2,018,888)
Foreign currency translation adjustment	—	—	—	—	—	—	—	299,823	—	—	299,823
Forgiveness of intercompany debt	—	—	—	—	249,555	—	—	(249,555)	—	—	—
COMPREHENSIVE INCOME (LOSS)											*(1,719,065)*
Balance at September 30, 2004	**$ 560**	**$ 4,734**	**$ —**	**$ 207,152**	**$ 59,700,265**	**$ (69,547)**	**$ —**	**$ 441,634**	**$ (58,427,365)**	**$ (32,076)**	**$ 1,825,357**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity (continued)

Years Ended September 30, 2005 and 2004

	Preferred Stock Class A Series 1	Preferred Stock Class A Series 3	Preferred Stock Class B	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2004 (balance forwarded)	**$ 560**	**$ 4,734**	**$ —**	**$ 207,152**	**$ 59,700,265**	**$ (69,547)**	**$ —**	**$ 441,634**	**$ (58,427,365)**	**$ (32,076)**	**$ 1,825,357**
Issuance of 275,000 shares of Common Stock for consulting services	—	—	—	2,750	421,000	(423,750)	—	—	—	—	—
Issuance of 3,000 shares of Common Stock upon exercise of stock options	—	—	—	30	4,170	—	—	—	—	—	4,200
Issuance of 113,500 restricted shares of Common Stock	—	—	—	1,135	197,672	—	(198,807)	—	—	—	—
Issuance of 2,200,000 shares of Common Stock upon exercise of stock warrants	—	—	—	22,000	2,023,000	—	—	—	—	—	2,045,000
Issuance of 90,647 shares of Common Stock as payment of Preferred Stock dividends	—	—	—	906	149,053	—	—	—	—	—	149,959
Issuance of 100,000 shares of Common Stock as incentive for exercise of stock warrants	—	—	—	1,000	171,400	—	—	—	—	—	172,400
Issuance of 240,000 shares of Common Stock warrants as incentive for exercise of stock warrants	—	—	—	—	169,676	—	—	—	—	—	169,676
Preferred Stock dividends	—	—	—	—	—	—	—	—	(161,207)	—	(161,207)
Amortization of deferred compensation	—	—	—	—	—	—	198,807	—	—	—	198,807
Amortization of unearned consulting fees	—	—	—	—	—	387,848	—	—	—	—	387,848
Comprehensive income (loss):											
Net (loss)	—	—	—	—	—	—	—	—	(1,355,656)	—	(1,355,656)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(126,559)	—	—	(126,559)
COMPREHENSIVE INCOME (LOSS)											*(1,482,215)*
Balance at September 30, 2005	**$ 560**	**$ 4,734**	**$ —**	**$ 234,973**	**$ 62,836,236**	**$ (105,449)**	**$ —**	**$ 315,075**	**$ (59,944,228)**	**$ (32,076)**	**$ 3,309,825**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	*2005*	*2004*
OPERATING ACTIVITIES		
Net Loss	**$ (1,355,656)**	$ (2,018,888)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	**56,950**	241,148
Amortization of patents	**136,818**	132,947
(Recovery of) increase in inventory obsolescence	**(3,356)**	12,805
Increase in allowance for doubtful accounts, returns and discounts	**47,561**	554
Interest added to certificate of deposit	**(2,802)**	(3,573)
Amortization of unearned consulting fees	**387,848**	185,068
Amortization of discounts on notes payable	**46,252**	678,135
Amortization of deferred income realized on U.K. grant	—	(48,503)
Amortization of deferred gain on sale and leaseback of building	**(105,071)**	(102,098)
Common Stock issued to employees	**198,807**	199,578
Stock compensation	**342,076**	75,000
Loss on sale of equipment and furniture and fixtures	—	7,796
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accounts receivable	**(705,118)**	779,228
Inventories	**523,406**	(235,202)
Prepaid expenses and other assets	**(93,258)**	(22,962)
Accounts payable	**169,539**	5,458
Accrued expenses and other current liabilities	**156,746**	(103,255)
NET CASH USED IN OPERATING ACTIVITIES	**(199,258)**	**(216,764)**
INVESTING ACTIVITIES		
Decrease in restricted cash	—	129,074
Proceeds from maturity of certificate of deposit	**27,062**	27,600
Capital expenditures	**(251,687)**	(43,990)
Proceeds on sale of equipment and furniture and fixtures	—	3,404
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	**(224,625)**	**116,088**
FINANCING ACTIVITIES		
Proceeds from issuance of preferred stock, class a series 3	—	1,500,602
Proceeds from exercise of common stock options	**4,200**	74,550
Proceeds from exercise of common stock warrants	**2,045,000**	992,601
Payments on note payable, bank	**(500,000)**	(1,400,000)
Payments on note payable, related party	—	(1,000,000)
Dividend paid on preferred stock, class a series 1	**(7,206)**	(11,200)
Payments on capital lease obligations	**(21,980)**	(34,730)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**1,520,014**	**121,823**

(Continued)

Consolidated Statements of Cash Flows (continued)

Years Ended September 30	*2005*	*2004*
Effect of exchange rate changes on cash	$ (76,547)	$ 102,040
Net increase in cash	**1,019,584**	**123,187**
Cash at beginning of year	**755,482**	632,295
CASH AT END OF YEAR	**$ 1,775,066**	**$ 755,482**
Supplemental Cash Flow Disclosures:		
Interest paid	**$ 7,500**	$ 210,766
Supplemental Schedule of Non-cash Investing and Financing Activities:		
Issuance of warrants on notes payable	**$ —**	$ 51,961
Common stock issued for payment of preferred stock dividends	**149,959**	95,486
Preferred dividends declared	**11,201**	11,456

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, The Female Health Company - UK and The Female Health Company - UK, plc. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product known as the "FC Female Condom" in the U.S., and "femidom" or "femy" outside the U.S. The Female Health Company - UK, is the holding company of The Female Health Company - UK, plc, which operates a 40,000 sq. ft. leased manufacturing facility located in London, England.

The product is currently sold or available in either or both commercial (private sector) and public sector markets in 87 countries. The product is marketed in 14 countries by various country-specific commercial partners. The Company's credit terms are primarily on a net 30-day basis.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the following:

The market value of inventory is based on management's best estimate of future sales and the time remaining before the existing inventories reach their expiration dates.

The Company evaluates patents for impairment by comparing the net present value of the asset's estimated future income stream to the asset's carrying value.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Accounts receivable and credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history, and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

A significant portion of the Company's product is being sold to developing countries and the stability of the political environment within these countries could have a material effect on the operations of the Company.

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation: In accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation*, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity, as the local currency is the functional currency.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets, which range as follows:

Equipment	5 - 10 years
Furniture and fixtures	3 years

Depreciation on leased assets and leasehold improvements is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: The Company currently holds product and technology patents on the Female Condom in the United States, Japan, the United Kingdom, France, Italy, Germany, Spain, the European Patent Convention, Canada, the People's Republic of China, Brazil, South Korea and Australia. The Company has the registered trademark "FC Female Condom" in the United States and has trademarks on the names "femidom," "femy," "Reality," and others in certain foreign countries. Patents are amortized on a straight-line basis over their estimated useful life of 12 years. Trademarks have no carrying value in the accompanying balance sheet at September 30, 2005.

Financial instruments: The Company has no financial instruments for which the carrying value materially differs from fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2005 and 2004, was approximately $274,000 and $179,000, respectively.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collectibility is reasonably assured.

Stock-based compensation: The value of stock options awarded to employees is measured using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost has been recognized, as all options granted under the Company's stock option plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net losses and losses per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method prescribed by Statement of Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation*):

Year Ended September 30	*2005*	*2004*
Net loss attributable to common stockholders, as reported	$ (1,516,863)	$ (2,125,889)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards	(824,930)	(769,480)
Pro forma net loss	$ (2,341,793)	$ (2,895,369)
Basic and diluted loss per common share:		
As reported	$ (0.07)	$ (0.11)
Pro forma	$ (0.10)	$ (0.15)

Advertising: The Company's policy is to expense production costs in the period in which the advertisement is initially presented to consumers.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares or convertible debt and the exercise of stock options and warrants for all periods. The Company's dilutive potential common shares were 2,836,472 for the 12 months ended September 30, 2005 and 5,596,617 for the 12 months ended September 30, 2004.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

During the 4th quarter of 2004, the Company recorded an adjustment of $249,555 to comprehensive loss. This adjustment relates to the forgiveness of intercompany debt.

Over the years, the Parent Company has financed the operations of its subsidiaries through an intercompany loan with The Female Health Company, plc. which was eliminated upon consolidation. The Company has designated the intercompany loan to be long-term in nature as prescribed by SFAS 52. Further, the Company followed the guidance of SFAS 52 paragraph 20.b. when translating the subsidiary's balance sheet for consolidation purposes. This paragraph states that "gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) would not be included in the computation of net income when the entities to the transaction are consolidated."

The Parent Company forgave a portion of this loan and needed to adjust accumulated other comprehensive income on the balance sheet for the cumulative amount of foreign currency adjustments relating to this portion of the intercompany loan.

Since the currency effect of the change in the intercompany debt flowed through comprehensive income (loss) as income while the debt was outstanding, the Company recorded the currency effect of the debt forgiveness through comprehensive income (loss) as an expense when the debt was forgiven.

New accounting pronouncements: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment*. SFAS 123(R) is a replacement of SFAS 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance.

SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The effect of the standard will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award.

The Company will be required to apply Statement 123(R) as of the beginning of its interim reporting period that begins January 1, 2006.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value-based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of the final Statement. Under the modified retrospective method of transition, an entity would recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123; that is, an entity would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with Statement No. 123.

The Company will elect the modified prospective transition method. Under this method, the Company estimates that the adoption of SFAS 123(R) will require the Company to record approximately $378,000 of stock compensation expense in the year ending September 30, 2006, related to employee options issued and outstanding at September 30, 2005.

Reclassifications: Certain items in the 2004 financial statements have been reclassified to conform to the 2005 presentation. The reclassifications have had no effect on the net loss for the year then ended.

Note 2. Inventories

The components of inventory consist of the following at September 30, 2005:

Raw materials	$ 511,551
Work in process	182,656
Finished goods	214,028
Less allowance for obsolescence	(24,526)
	$ 883,709

Note 3. Acquired Intangible Assets

The Company follows SFAS 142, *Goodwill and Other Intangible Assets*. The following is a summary of acquired intangible assets at September 30, 2005:

	Gross Carrying Amount	*Accumulated Amortization*
Subject to amortization:		
Patents	**$ 1,123,214**	**$ 1,079,405**

Amortization expense recognized on all amortizable intangible assets totaled $136,818 and $132,947 for the years ended September 30, 2005 and 2004, respectively.

Estimated aggregate amortization expense for the year ending September 30, 2006, is $43,809.

Note 4. Notes Payable and Long-Term Debt

During 2003, the Company renewed a $1,000,000 note with Mr. Dearholt, a current director of the Company. The outstanding note payable bears interest at 12% and was payable in full in March 2004. As part of the transaction, the Company issued Mr. Dearholt warrants to purchase 300,000 shares of the Company's common stock at $1.20 per share, which represented 80% of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the note of $278,400. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2016. The discount, in combination with the note's 12% coupon, resulted in an effective interest rate of 48% on the note. On February 29, 2004, the Company paid off the entire balance of the note.

On May 19, 2004, the Company amended its previous credit facility and two line of credit agreements with Heartland Bank and established three promissory notes totaling $2,500,000. The first promissory note replaces the previous credit facility and had an initial outstanding balance of $1,000,000, bears interest payable at a rate of 10% per year and extended the due date of the credit facility to July 1, 2006. Related to this renewal the Company issued the Heartland Bank warrants to purchase 50,000 shares of the Company's common stock at $2.65 per share. The warrants were valued at $51,961 and these were recorded by the Company as additional paid-in capital and a discount on the credit facility.

As of September 30, 2004, the Company had $500,000 remaining due under this credit facility. The credit facility is recorded at September 30, 2004, net of unamortized discount of $46,252. The remaining due amount of $500,000 was paid off as part of the warrant exercise program discussed in detail in Note 7, Common Stock Purchase Warrants.

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000 and expire July 1, 2006. The two notes total $1,500,000 and bear interest payable at a rate of prime plus 2% (prime rate was 6.75% at September 30, 2005). No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts are outstanding under the revolving notes at September 30, 2005.

Interest expense to related parties was $53,752 and $894,385 for the years ended September 30, 2005 and 2004, respectively.

Note 5. Operating Leases and Rental Expense

The Company has a lease agreement for office space with an unrelated third party which expires September 2006. The lease requires monthly payments of $6,055 plus real estate taxes, utilities, and maintenance expenses. The Company was required to make an initial security deposit of $115,000, which was reduced to $23,000 in October 2004. The security deposit is in the form of an irrevocable letter of credit from a bank. The bank presently requires the Company to hold a $23,000 certificate of deposit as collateral for the letter of credit.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000 square foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $474,474 (£268,125) per year payable quarterly until 2016. The lease is renewable through December 2027. The Company was also required to make an initial security deposit of $474,474 (£268,125) which has been reduced to $172,536 (£97,500) and is included in other assets in the balance sheet at September 30, 2005. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction will be recognized ratably over the initial term of the lease. Unamortized deferred gain as of September 30, 2005, was $1,134,003 (£697,777).

On June 1, 2005, the Company entered into a lease agreement to utilize 1900 square feet of a facility located in Selangor D.E., Malaysia for warehousing and manufacturing FC2. The lease requires an annual payment of $6,840 and the lease expires May 31, 2006. The lease shall automatically renew for an additional six-month period unless either party gives written notice of termination. The Company was not required to make an initial security deposit.

The Company also leases equipment under a lease agreement which expires in March 2006. The aggregate monthly rental was $943 at September 30, 2005.

Details of operating lease expense, including real estate taxes and insurance, are as follows:

Years Ended September 30	*2005*	*2004*
Operating lease expense:		
Factory and office leases	$ 856,525	$ 788,723
Other	11,314	11,007
	$ 867,839	**$ 799,730**

Future minimum payments under operating leases consisted of the following at September 30, 2005:

	Operating Leases
2006	$ 587,082
2007	494,664
2008	494,664
2009	494,664
2010	494,664
Thereafter	3,069,993
Total minimum payments	**$ 5,635,731**

Note 6. Income Taxes

A reconciliation of income tax expense and the amount computed by applying the statutory Federal income tax rate to loss before income taxes as of September 30, 2005 and 2004, is as follows:

Years Ended September 30	*2005*	*2004*
Income tax credit at statutory rates	$ (461,000)	$ (686,000)
Nondeductible expenses	66,000	42,000
State income tax, net of federal benefits	(64,000)	(96,000)
Benefit of net operating loss not recognized, increase in valuation allowance	459,000	740,000
	$ —	$ —

As of September 30, 2005, the Company had federal and state net operating loss carryforwards of approximately $45,966,000 and $27,196,000, respectively, for income tax purposes expiring in years 2010 to 2025. The benefit relating to $1,537,800 of these net operating losses relates to exercise of common stock options and will be credited directly to stockholders' equity when realized. The Company also has investment tax and research and development credit carryforwards for income tax purposes aggregating approximately $127,000 at September 30, 2005, expiring in years 2006 to 2010. The Company's U.K. subsidiary, The Female Health Company - UK, plc has U.K. net operating loss carryforwards of approximately $85,099,000 as of September 30, 2005. These U.K. net operating loss carryforwards can be carried forward indefinitely to be used to offset future U.K. taxable income.

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2005:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 15,629,000
State net operating loss carryforwards	1,360,000
Foreign net operating loss carryforwards	28,933,000
Foreign capital allowances	416,000
Tax credit carryforwards	127,000
Other	34,000
Total gross deferred tax assets	46,499,000
Valuation allowance for deferred tax assets	46,499,000
Net deferred tax assets	$ —

The valuation allowance increased by $5,942,000 and $3,667,000 for the years ended September 30, 2005 and 2004, respectively.

Note 7. Common Stock

Stock Option Plans

The Company has various stock option plans that authorize the granting of options to officers, key employees and directors to purchase the Company's common stock at prices generally equal to the market value of the stock at the date of grant. Under these plans, the Company has 174,528 shares available for future grants as of September 30, 2005. The Company has also granted options to one of its legal counsel, an affiliate and consultants. Certain options are vested and exercisable upon issuance and others vest over periods up to three years.

Summarized information regarding all of the Company's stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2003	**2,665,980**	**$ 1.38**
Granted	10,000	2.47
Exercised	(59,917)	1.31
Expired or canceled	(38,333)	1.80
Outstanding at September 30, 2004	**2,577,730**	**$ 1.38**
Granted	195,000	1.72
Exercised	(3,000)	1.40
Expired or canceled	(108,750)	1.90
Outstanding at September 30, 2005	**2,660,980**	**$ 1.39**

Option shares exercisable at September 30, 2005 and 2004, are 2,070,051 and 1,279,017, respectively, at weighted average exercise prices of $1.36 and $1.34, respectively.

Options Outstanding and Exercisable

Exercise Price	Number Outstanding At 9/30/05	Wghted. Avg. Remaining Life	Wghted. Avg. Exercise Price	Number Exercisable At 9/30/05	Wghted. Avg. Exercise Price
$ 0.66	150,000	6.25	$ 0.66	150,000	$ 0.66
1.40	2,305,980	7.58	1.40	1,853,366	1.40
1.66	180,000	9.06	1.66	56,219	1.66
2.40	15,000	8.83	2.40	5,836	2.40
2.70	10,000	8.61	2.70	4,630	2.70
$ 0.66 to $ 2.70	**2,660,980**	**7.62**	**$ 1.39**	**2,070,051**	**$ 1.36**

The Company granted 195,000 options in 2005 and 10,000 options in 2004 to employees and an outside board of directors with exercise prices equal to fair market value of the Company's stock at the date of grant. Therefore, no compensation expense was recognized related to these options under APB 25 at the date of grant.

The weighted average fair value of employee options granted for the years ended September 30, 2005 and 2004, was $1.33 and $2.10, respectively. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model assuming expected volatilities ranging from 47.9% to 52.8%, respectively, and risk-free interest rates ranging from 3.98% to 4.78%, respectively, expected lives of three years and no dividend yield for the years ended September 30, 2005 and 2004.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the model may not provide a reliable single measure of the fair value of its employee stock options.

Common Stock Purchase Warrants

The Company enters into consulting agreements with separate third-party professionals to provide investor relations services and financial advisory services. In connection with the consulting agreements, the Company has historically granted warrants to purchase common stock, although none were issued in 2004 or 2005.

In an effort to generate funds for operating needs and to retire outstanding debt, between September 2004 and January 2005, the Company conducted a program to induce the holders of the Company's outstanding common stock purchase warrants to exercise their warrants. Pursuant to this program, the Company offered an incentive to such holders providing for issuance of (1) shares of the Company's common stock equal to 10% of the aggregate number of common stock purchase warrants exercised or (2) new common stock purchase warrants equal to 20% of the aggregate number of outstanding warrants exercised containing an exercise price per share equal to the closing price of the Company's common stock as reported on the OTC Bulletin Board on the date the holder committed to exercise the outstanding warrants. Under this incentive program, one investor exercised 500,000 warrants as of September 30, 2004 and received 550,000 shares of common stock, which includes 50,000 incentive shares. The shares were valued at $75,000 and the shares were recorded by the Company in selling, general and administrative expense.

Between October 2004 and January 2005, four investors opted to exercise 1,000,000 warrants and receive 1,100,000 shares of common stock, which includes 100,000 incentive shares, and two investors opted to exercise 1,200,000 warrants and received 1,200,000 shares of common stock and 240,000 incentive warrants with an exercise price in each case of $1.50 per share and an expiration date of November 23, 2007. Among the seven persons participating in this program were three of the Company's directors. The Company received aggregate proceeds of $2.5 million from the exercise of the outstanding warrants. The incentive shares and warrants were valued at $342,076 and recorded by the Company in selling, general and administrative expense.

As a result of the inducement program, during 2005, 2,200,000 warrants were exercised. At September 30, 2005, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Convertible debentures	2,150,000
Convertible preferred stock	30,900
Note payable, bank	340,000
Notes payable, related party	2,039,000
Outstanding at September 30, 2005	**4,559,900**

Warrants Outstanding and Exercisable

Range of Exercise Prices	*Number Outstanding at 9/30/05*	*Wghted. Avg. Remaining Life*	*Wghted. Avg. Exercise Price*
$ 0.40 to $ 0.50	364,000	4.48	$ 0.40
0.51 to 1.00	2,575,000	2.05	0.96
1.01 to 3.00	1,620,900	3.57	1.72
$ 0.40 to $ 3.00	**4,559,900**	**2.78**	**$ 1.19**

Issuance of Stock

The Company has issued common stock to consultants for providing investor relation services. In 2004, the Company issued 41,000 shares of common stock with a market value of $72,570, which was recorded as unearned consulting fees and is being recognized over the term of the agreement. In 2005, the Company issued 275,000 shares of common stock with a market value of $423,750, which was recorded as unearned consulting fees and is being recognized over the terms of the agreement. In the past the Company also issued options to purchase shares of its common stock. In 2004 and 2005, the Company did not issue any additional options for providing investor relation services.

Stock-Based Compensation Expense

The Company has issued common stock to outside consultants, and issued common stock or common stock purchase warrants to certain warrant holders and restrictive common stock to employees. Total stock-based compensation was $928,731 and $459,646 for the years ended September 30, 2005 and 2004, respectively, and is included in selling, general and administrative expenses in the statements of operations.

Note 8. Preferred Stock

The Company has 56,000 outstanding shares of 8% cumulative convertible Series 1 Preferred Stock. Each share of preferred stock is convertible into one share of the Company's common stock. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions will be payable on the Company's common stock unless dividends are paid in full on the Series 1 Preferred Stock. The Series 1 Preferred Stock may be redeemed at the option of FHC, in whole or in part, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the Series 1 Preferred Stock would have priority over the Company's common stock.

The Company issued 473,377 shares of Series 3 Preferred Stock to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock is convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock are entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10% of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends are paid in shares of common stock, the dividend rate will be equal to 95% of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1, and October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company may redeem any share of Series 3 Preferred Stock at any time that is after the second anniversary of the date of issuance of the share, provided that the redemption may not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock is at least 150% of the original issuance price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock is $3.17 per share plus accrued and unpaid dividends.

Note 9. Employee Benefit Plans

Employee retirement plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $8,000 annual compensation to the plan. The Company has elected to match 100% of employee contributions to the plan up to a maximum of 3% of employee compensation for the years ended September 30, 2005 and 2004. Company contributions were approximately $23,000 and $19,000 for 2005 and 2004, respectively.

Bonus and retention program

During 2004, the Company implemented a new management compensation and employee retention program. The program provided for the issuance of 75,000 shares of restricted common stock as a bonus to senior management with a market value of $176,250. As of October 1, 2004, the restricted legend was removed. Under the terms of the retention program, employees were granted 7,750 shares of common stock as a retention bonus with a market value of $23,328, in which 2,250 shares have been issued and 5,500 shares have been deferred until a U.K. employee tax restriction lapses. Total expense for these bonus awards was approximately $200,000 and is included in selling, general and administrative expenses in the statement of operations for the year ended September 30, 2004.

During 2005, the program provided for the issuance of 80,000 shares of restricted common stock as a bonus to senior management with a market value of $120,000. As of October 1, 2005, the restricted legend was removed. Under the terms of the retention program, employees were granted 13,500 shares of common stock as a retention bonus with a market value of $29,307.

In addition, the Company issued 20,000 shares to new employees during the year ended September 30, 2005. Total expense for these awards was approximately $49,500.

Total expense for all 2005 awards was $198,807 and is included in selling, general and administrative expenses in the statement of operations for the year ended September 30, 2005.

Note 10. Industry Segments and Financial Information About Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows.

	Net Sales to External Customers		*Long-Term Assets*	
Years Ended September 30	*2005*	*2004*	*2005*	*2004*
(Amounts in thousands)				
United States	$ 2,280	$ 2,373	$ 95	$ 103
South Africa	2,140 [1]	499	—	—
Botswana	1,050	*	—	—
France	849	1,144 [1]	—	—
Zimbabwe	697	1,480 [1]	—	—
Congo	*	489	—	—
Kenya	*	698	—	—
United Kingdom	*	*	541	502
Other	4,146	2,299	—	—
Total	**$ 11,162**	**$ 8,982**	**$ 636**	**$ 605**

* Less than 5% of total net sales

[1] Comprised of a single customer considered to be a major customer (exceeds 10% of net sales)

Note 11. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

Note 12. Related Parties

It has been and currently is the policy of the Company that transactions between the Company and its officers, directors, principal stockholders or affiliates are to be on terms no less favorable to the Company than could be obtained from unaffiliated parties. The Company intends that any future transactions between the Company and its officers, directors, principal stockholders or affiliates will be approved by a majority of the directors who are not financially interested in the transaction.


THAT
DOESN'T
SQUEAK


THE
FEMALE
CONDOM









Photographs

Inside front cover

Training with AIDS Alive members in Khayelitsha Township, Cape Town, South Africa *(Photo: Hannah Pepper for the Female Health Foundation, FHF)*

Page 3

Left:

Clinic in Kwazulu Natal Province, the South African province most affected by HIV and AIDS. FHF is providing support for the programme: assessment of clinics, training, monitoring and evaluation, and logistics. *(Photo: Katy Pepper, Africa Region Programme Manager)*

Right, top to bottom:

1. Manufacturing facility for FC2, Selanger, Malaysia
2. Testing FC2 in the Malaysian facility
3. Women on the FC2 packing line of the Malaysian facility

Page 5

Center, top to bottom:

1. Promotion of female condom use to HIV positive mothers in Khayelitsha Township, Cape Town, South Africa *(Photo: Hannah Pepper for FHF)*
2. The Thai Women and AIDS Task Force — advocating for FC introduction in Thailand *(Photo: Patricia Weisenfeld, Asia Region Programme Manager)*
3. In Can Tho, Vietnam, peer educators, who work to educate sex workers about HIV prevention, are learning about female condoms. *(Photo: Patricia Weisenfeld, Asia Region Programme Manager)*

Page 28

Background:

Training of Trainers session for AIDS Alive members in Khayelitsha Township, Cape Town, South Africa *(Photo: Hannah Pepper for FHF)*

Left to right:

1. Billboard in Cape Town City centre *(Photo: Katy Pepper, Africa Region Programme Manager)*
2. SWAA poster, Ghana
3. FC2 on display with other contraceptives in a family planning clinic in Kunshan County, China *(Photo: Patricia Weisenfeld, Asia Region Programme Manager)*

Page 29

Top to bottom

1. Training of Trainers session for AIDS Alive member in Khayelitsha Township, Cape Town, South Africa *(Photo: Hannah Pepper for FHF)*
2. FC2 coming off the production line in the Malaysian manufacturing facility
3. Clinic waiting room in Kwazulu Natal, taken as part of the clinic assessment for female condom distribution *(Photo: Katy Pepper, Africa Region Programme Manager)*

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer

William R. Gargiulo, Jr.
Vice President/Secretary (retired)

Michael Pope
Vice President, U.K. Operations

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President/Secretary (retired)
The Female Health Company
Chicago, Illinois

David R. Bethune
Chairman and CEO (retired)
Atrix Laboratories
Fort Collins, Colorado

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret Frank, Ph.D., CPA
Assistant Professor
University of Virginia
Darden Graduate School of Business
Charlottesville, Virginia

James R. Kerber
Consultant to the insurance industry
Englewood, Colorado

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Chairman, Wenninger Company Inc.
Milwaukee, Wisconsin

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123

Manufacturing Headquarters
One Sovereign Park
Park Royal, London, England

Malaysian Facility
Jalan Cheras, Kajang
Selangor D.E., Malaysia

Worldwide Web Address
www.femalehealth.com
www.femalecondom.org

E-mail Addresses
info@femalehealth.com
info@femalecondom.org
fhcinvestor@aol.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey & Pullen, LLP
Schaumburg, Illinois

Legal Counsel
Reinhart Boerner Van Deuren, s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
The Female Health Company common shares are traded on the OTC Bulletin Board.
Symbol: FHCO

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-KSB and Quarterly Reports to Shareholders) should contact Investor Relations at 312.595.9123. Send an e-mail request to info@femalehealth.com, or write to:

Investor Relations
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60610

For more information about The Female Health Company and The Female Condom, visit www.femalehealth.com or www.femalecondom.org. Also, dial our fax-on-demand service — 800-PROINFO — and enter the company code: FHCO.

"Safe Harbor" Statement under the Private Securities Litigation Reform Action of 1995: The statements in this release which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of government pressures; currency risks; capacity; efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communication and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Design
Parish Design
Harbert, Michigan 269.469.7593 claudiaparish@comcast.net

Editorial
Leslie Brenton Ward
Chicago, Illinois 312.263.4557 brentonward@aol.com



Profile

The Female Health Company (FHC) is the maker of the FC Female Condom, a revolutionary option for contraception and the prevention of sexually transmitted diseases, including HIV/AIDS.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC. FHC is the sole manufacturer and marketer of FC in the world.

The corporation holds exclusive product and technology patents in the United States, Australia, Brazil, Canada, France, Germany, Italy, Spain, the United Kingdom, the People's Republic of China, South Korea and Japan.

FC has been made available through public sector programs in 108 countries and throughout the United States. It is sold commercially in 20 countries — including the United States, the United Kingdom, Brazil, Canada, France, Jamaica, Spain, and Switzerland.

Product

FC is designed for use by women to help prevent HIV/AIDS, other sexually transmitted diseases and unintended pregnancy. Made of polyurethane, the soft, thin sheath lines the vagina and covers the labia during intercourse; it is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS.

FC2 has received the CE mark and is currently under reviews by other regulatory agencies. It is made of a nitrile polymer and manufactured in Malaysia. It is expected to be available internationally in 2006.

The Female Health Company and its partners currently market The Female Condom under FC Female Condom® brand name in the United States, and Reality®, Femidom, Femy, and Care in the rest of the world.

The Female Health Company

515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123
www.femalehealth.com